Exhibit 1


[DELOITTE GRAPHIC OMITTED]






CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our report dated November 7, 2005 on the consolidated balance sheets of Hummingbird Ltd. as at September 30, 2005 and 2004 and the consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the two-year period ended September 30, 2005 which appear in this Annual Report on Form 40-F.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Toronto, November 7, 2005





                                                                     Member of
                                                      Deloitte Touche Tohmatsu